Otis Spunkmeyer Holdings, Inc.
14490 Catalina Street
San Leandro, California 94577
(510) 357-9836

November 2, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Timothy Levenberg

Re:                               Otis Spunkmeyer Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
(Registration No. 333-135146) Originally Filed June 20, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Otis Spunkmeyer Holdings, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the “Registration Statement”).

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”).  The Registrant is withdrawing the Registration Statement and will not complete the proposed initial public offering because it has entered into an Agreement and Plan of Merger, dated October 13, 2006, with OSI Holdings Corporation, a Delaware corporation, OSI Acquisition Corporation, a Delaware corporation, IAWS Group plc, an Irish public limited company, and Code Hennessey & Simmons IV, L.P., a Delaware limited partnership.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement.  All activity regarding the proposed initial public offering has been discontinued.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact Gerald T. Nowak of Kirkland & Ellis LLP at (312) 861-2075 with any questions you may have.

Sincerely,

OTIS SPUNKMEYER HOLDINGS, INC.

By:	/s/ Ahmad J. Hamade
Name: Ahmad J. Hamade
Title: Chief Financial Officer

cc:                                 Code Hennessy & Simmons LLC
Kirkland & Ellis LLP
Skadden, Arps, Slate, Meagher & Flom LLP